UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 27, 2007, Amendment No. 1 which was filed on August 7, 2007, Amendment No. 2 which was filed on November 2, 2007, Amendment No. 3 which was filed on December 20, 2007, Amendment No. 4 which was filed on January 14, 2008, Amendment No. 5 which was filed on January 30, 2008, and Amendment No. 6 which was filed on February 25, 2008 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On March 19, 2008 the Company, because of the Agreement and Plan of Merger with Eastern Bank Corporation ("Eastern"), postponed the 2008 Annual Meeting of Shareholders until a scheduled Special Meeting of Shareholders is held to vote upon the proposed merger with Eastern.  (See Form 8-K filed by the Company on March 19, 2008.)

On March 24, 2008 a Stipulation Order of Dismissal Without Prejudice was filed with respect to the litigation commenced by Seidman and Associates, LLC against the Company and its directors concerning the Company's amendment of its bylaws.  (See Schedule 13D Amendment No. 6 filed on February 25, 2008 by the Reporting Persons.)

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on March 20, 2008, the Reporting Persons owned beneficially an aggregate of 319,814 shares of Common Stock which constituted approximately 7.54% of the 4,241,779 shares of Common Stock outstanding as of December 31, 2007 as disclosed in the Issuer's Earnings Press Release for the period ended December 31, 2007.

There have not been any transactions, other than previously reported transactions, in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2008
By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated October 30, 2007